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EXHIBIT 20.2


EDISON INTERNATIONAL


INVESTOR RELATIONS NEWS

                                                       November 21, 1996


SCE Plans to Divest 100% of Gas and Oil Power Plants in California

         The Board of Directors of Edison International and its electric utility subsidiary, Southern California Edison (SCE), today approved a plan to sell, by auction, 12 power plants in SCE's service territory. These plants represent 100% of the utility's natural gas and oil-fueled generation assets. Edison International and its subsidiaries will not bid for these assets in auctions scheduled to begin in the summer of 1997.

          The 12 power plants have a total rated operating capacity of 9,562 megawatts (MW) and have a combined book value of about $700 million. The plants to be sold currently produce slightly less than 20% of the power delivered to SCE customers and represents less than 10% of SCE's total current investment in its California utility system.

Power Plants                     Locations          Capacity     Employees
------------                     ---------          --------     ---------

Alamitos Generating Station      Long Beach         2,083 MW       100
Cool Water Generating Station    Daggett              628 MW        60
Ellwood Energy Support Facility  Santa Barbara         48 MW         0
El Segundo Generating Station    El Segundo         1,020 MW        66
Etiwanda Generating Station      San Bernardino     1,030 MW        58
Highgrove Generating Station     San Bernardino       154 MW         3
Huntington Beach Gen. Station    Huntington Beach     563 MW        42
Long Beach Generating Station    Long Beach           530 MW        39
Mandalay Generating Station      Ventura              570 MW        43
Ormond Beach Gen. Station        Oxnard             1,500 MW        62
Redondo Generating Station       Redondo Beach      1,310 MW        72
San Bernardino Gen. Station      San Bernardino       126 MW        16

         "We believe this plan is the best way to facilitate a smooth, timely transition to a competitive electricity market and maximize value for our shareholders and customers," said John Bryson, chairman and chief executive officer of Edison International and SCE.

         Through SCE and its competitive power generation company, Edison Mission Energy, Edison International will continue to be a major participant in generation markets throughout California, the nation, and the world. "We know this business and remain strongly committed to it," Bryson said.

         He said the utility will continue to own and operate its hydroelectric power facilities in California and the San Onofre nuclear power plant near San Clemente, and will continue to own a portion of the Palo Verde nuclear plant in Arizona. San Onofre and Palo Verde will make the transition to competition under separate ratemaking plans. In addition, Edison International has ownership interests in 14 operating projects in California (28 in the U.S. and 51 worldwide) through its Edison Mission Energy subsidiary.

         The company had announced last March that it intended to divest 50% of its oil and gas-fueled plant assets, in accordance with the California Public Utilities Commission's (CPUC) restructuring decision. That decision also required California utilities to value their fossil
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power plants by the end of 2003.  AB1890, California's new electric industry restructuring legislation, requires that valuation to be completed by the end of 2001. The divestiture plan announced today is contingent on the overall electric industry restructuring implementation process continuing on a satisfactory path.

         SCE's ownership share in its coal-fueled Mohave and Four
Corners power plants in Nevada and New Mexico, respectively, also will be valued in accordance with the requirements of AB1890. Final determination about the ownership of those plants will be made after additional analysis is completed.

         SCE will operate and maintain the 12 divested power plants for at least two years following their sale, as mandated by California's restructuring legislation. In addition, the company will offer workforce transition programs to those SCE employees who may be impacted by divestiture-related job reductions.

         The gas and oil generation units would have received a return on equity of approximately 7% under the December 20, 1995 CPUC restructuring decision. Contribution to earnings from the gas and oil portfolio under the restructuring decision would have been approximately $25 million annually. The earnings per share impact, if any, will depend on the sale price of the units sold and the competition transition charge (CTC) recovery mechanism. SCE will file a detailed plan for the sale of the 12 power plants with the CPUC on November 27.

             Palo Verde All-Party Settlement Filed with CPUC

         On November 15, all the active parties in the Palo Verde Nuclear Generating Station (PVNGS) cost recovery proceeding, Southern California Edison (SCE), the Office of Ratepayer Advocates (ORA), and The Utility Reform Network (TURN), filed a Settlement Agreement with the California Public Utilities Commission (CPUC). The Settlement was substantially the same as the memorandum of understanding (MOU) signed November 1.

         The terms of the Settlement would achieve accelerated full recovery of SCE's remaining investment in PVNGS (forecast to be $1.2 billion as of December 31, 1996) beginning in 1997 and extending through 2001 at a reduced rate of return (approximately 7.35% return on ratebase). SCE will receive pass-through balancing account treatment for it's portion of incremental costs for PVNGS over the five-year "recovery period", January 1, 1997 through December 31, 2001, so long as costs do not exceed a baseline forecast by 30% and/or the site gross capacity factor does not fall below 55%. Additionally, PVNGS will continue to operate under a Nuclear Unit Incentive Pricing Procedure for purposes of calculating a reward only for capacity factor performance in excess of 80%. SCE owns a 15.8% interest in PVNGS, which is operated by Arizona Public Service (APS). The impact of the Settlement on SCE's 1997 net income is projected to be a decline of approximately $21 million. An Administrative Law Judge Proposed Decision (ALJ PD) and a final CPUC decision are expected in the near future.